SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.

                                 FORM U-1

                                APPLICATION

                                 UNDER THE

                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                            NGE Resources, Inc.
                            One Commerce Plaza
                         Suite 2006A - 20th Floor
                          Albany, New York  12260
          (Name of company or companies filing this statement and
                  address of principal executive offices)


                           Sherwood J. Rafferty
                          c/o NGE Resources, Inc.
                            One Commerce Plaza
                         Suite 2006A - 20th Floor
                          Albany, New York  12260
                        Telephone:  (518) 434-3014
                (Names and addresses of agents for service)


                                Copies to:

                            Leonard Blum, Esq.
                          Huber Lawrence & Abell
                             605 Third Avenue
                         New York, New York 10158
                         Telephone:  (212)682-6200

                         Joanne Rutkowski, Esq.
                 LeBouef, Lamb, Greene & MacRae, L.L.P.
                      1875 Connecticut Avenue, N.W.
                         Washington, D.C.  20009
                       Telephone:  (202) 986-8000

Item 1. Description of Proposed Transaction.

A.  Introduction

     NGE Resources, Inc.,{1} a New York corporation ("HoldCo"), seeks authorization from the Securities and Exchange Commission ("Commission") under Sections 3(a)(1), 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"), in connection with the proposed corporate reorganization of New York State Electric & Gas Corporation ("NYSEG"), a New York electric and gas utility company. The reorganization is being proposed as part of a comprehensive rate and restructuring plan to satisfy electric industry restructuring goals established by the Public Service Commission of the State of New York ("PSC"). Specifically, HoldCo hereby applies for the approval of the Commission pursuant to Section 9(a)(2) of the 1935 Act (i) to acquire all of the outstanding shares of common stock of NYSEG ("NYSEG Common Stock") pursuant to a Plan of Exchange ("Plan of Exchange"), a form of which is filed as Exhibit B-1 hereto, and
(ii) to engage in the proposed transactions described in this application which will result in HoldCo owning all of the outstanding NYSEG Common Stock and all of the outstanding common stock of GenSub, a New York corporation ("GenSub"), which will become an "electric utility company" for purposes of the 1935 Act.{2} In addition, HoldCo hereby applies pursuant to Section 3(a)(1) of the 1935 Act for an order exempting HoldCo and each of its subsidiary companies from all provisions of the 1935 Act (except for Section 9(a)(2) thereof).

     The proposed Plan of Exchange is anticipated to be implemented as soon as practicable after a Special Meeting of the holders of NYSEG Common Stock ("Stockholders") currently expected to be held on or about January 15, 1998. To facilitate this schedule, the applicant requests that the Commission issue an order in this matter by December 15, 1997. If the Stockholders approve the proposed Plan of Exchange and the requisite regulatory approvals are obtained, the share exchange pursuant to the Plan of Exchange will become effective upon the filing of a Certificate of Exchange by the Department of State of the State of New York ("Effective Time").

_______________
{1} The name NGE Resources, Inc. may be changed prior to the effective time of the Share Exchange (as hereinafter defined) at the discretion of the Board of Directors of HoldCo.

{2} In addition to GenSub, NYSEG may create one or more other generation subsidiaries for the purpose of carrying out the proposed transactions described in this application, each of which will be a New York corporation and each of which will become an "electric utility company" for purposes of the 1935 Act after the consummation of the proposed transactions described in this application. The applicant asks the Commission to reserve jurisdiction over the acquisition of such additional generation subsidiaries pursuant to Section 9(a)(2) of the 1935 Act, pending completion of the record.


B.    Regulatory Background

     The PSC, in August 1994, instituted an investigation of issues related to a restructuring of the electric industry in New York State ("Competitive Opportunities Proceeding"). The proposed transactions described herein are an integral part of NYSEG's overall rate and restructuring plan, which complies with the mandate of the PSC in the Competitive Opportunities Proceeding. The overall objective of the Competitive Opportunities Proceeding was to identify regulatory and ratemaking practices that would assist in the transition to a more competitive electric industry. On May 20, 1996, the PSC issued its Order in the Competitive Opportunities Proceeding ("Order") which set forth the PSC's vision and goals for the future of the electric industry in New York.

     The Order directed NYSEG and four other New York electric utilities to file separate rate and restructuring plans consistent with the PSC's vision and goals for increased competition. The PSC stated that these utility plans should address, at a minimum, the following matters: (1) the structure of the utility both in the short and long term, including a description of how that structure complies with the PSC's vision and, in cases where divestiture of generation is not proposed, effective mechanisms that adequately address resulting market power concerns; (2) a schedule for the introduction of retail access to all of the utility's customers, and a set of unbundled tariffs that is consistent with the retail access program; (3) a rate plan to be effective for a significant portion of the transition; and (4) numerous other issues relating to strandable costs, load pockets, energy services, and public policy costs.

     On September 27, 1996, NYSEG submitted to the PSC its rate and restructuring proposal, called NYSEGPlan, which contemplated the functional separation of NYSEG's generation business from its electric delivery business. Parties to the NYSEGPlan proceeding, including PSC Staff, expressed a preference for a structural separation of the generation business and on December 19, 1996, NYSEG filed a petition with the PSC pursuant to which NYSEG sought authority to form a holding company with a structural separation of its coal-fired generation assets from the PSC-regulated utility business. Structural separation of such generation assets is expected to promote greater competition in generation. The PSC subsequently notified NYSEG that the holding company petition would be addressed in the NYSEGPlan proceeding.

     On July 28, 1997, NYSEG and the PSC Staff entered into a Joint Statement of Principles to Govern the Settlement Agreement (the "Statement of Principles") which sets forth, among other things, the terms and conditions of the proposed corporate reorganization. The Statement of Principles serves as the basis for a settlement agreement (the "Restructuring Agreement"), which is expected to be entered into shortly by NYSEG, the PSC Staff and certain other parties. The Restructuring Agreement is subject to approval by the PSC. NYSEG does not expect material modifications to be made to the Restructuring Agreement by the PSC Order approving the Restructuring Agreement. Copies of NYSEG's December 19, 1996 Petition to the PSC and the Statement of Principles are attached hereto as Exhibits D-1 and D-2, respectively. Copies of the Restructuring Agreement and the PSC Order will be filed as Exhibits D-3 and D-4, respectively, by amendment hereto.

     NYSEGPlan, of which the proposed reorganization is an integral part, reflects years of careful negotiation in a multi-party collaborative process, fostered by the PSC itself, to create a fully competitive environment for the supply of electricity, at both wholesale and retail, to benefit customers throughout the State of New York. NYSEG believes that the Plan of Exchange and the proposed transactions described herein represent the optimal corporate structure for a restructured competitive utility marketplace and the pursuit of unregulated non-utility business activities, which should benefit NYSEG's Stockholders, while at the same time alleviating concerns regarding market power in generation, which should benefit NYSEG's ratepayers.

     As discussed in more detail below, on August 29, 1997, NYSEG filed an application with the Federal Energy Regulatory Commission ("FERC") for approval of the transactions described herein. A copy of the FERC application is attached hereto as Exhibit D-5. In addition, on September 18, 1997, NYSEG filed an application with the Nuclear Regulatory Commission ("NRC"). A copy of the NRC application is attached hereto as Exhibit D-7.

C.  Proposed Reorganization

     HoldCo and GenSub were incorporated under the laws of the State of New York for the purpose of carrying out the proposed transactions described in this application. HoldCo and GenSub are currently direct, wholly-owned subsidiaries of NYSEG. Neither HoldCo nor GenSub currently owns any utility assets or currently is a "public utility company" or a "holding company" for purposes of the 1935 Act.

     NYSEG, a regulated public utility incorporated under the laws of the State of New York, is engaged principally in the business of generating, purchasing, transmitting and distributing electricity, and purchasing, transporting and distributing natural gas to the public in the central, eastern and western parts of New York State. NYSEG provides electricity to approximately 808,000 customers and provides natural gas to approximately 238,000 customers. NYSEG's service territory is not expected to change as a result of the proposed corporate reorganization. A map of NYSEG's service territory is attached hereto as Exhibit E-1. In providing this service, NYSEG is subject to regulation by the PSC under the Public Service Law of the State of New York with respect to retail rates and to regulation by the FERC with respect to wholesale rates. NYSEG is currently not subject to the 1935 Act because it is not a "holding company" or a "subsidiary company" thereof as such terms are defined in the 1935 Act.{3}

     NYSEG has a number of subsidiaries that are not "public utility companies" for purposes of the 1935 Act. These include NGE Enterprises, Inc., a Delaware corporation ("Enterprises") and Somerset Railroad Corporation, a New York corporation ("SRC"). Enterprises is a wholly-owned subsidiary of NYSEG and was formed in April 1992 to hold the stock of certain non-utility subsidiaries of NYSEG and to conduct energy service business activities. SRC is a wholly-owned subsidiary of NYSEG and was formed in August 1979 to own and operate a rail line which is used primarily to transport coal and other materials to NYSEG's Kintigh generating station.

     XENERGY, Inc. ("XENERGY"), a subsidiary of Enterprises, was acquired in June 1994 and is an energy services, information systems and energy-consulting company, serving utilities, governmental agencies and end-use energy consumers. In addition, by order of the FERC dated June 9, 1997, XENERGY received authorization to sell wholesale power at market-based rates.

     NYSEG's current corporate structure is shown in Appendix A attached to this application.

     NYSEG owns 100% of the capital stock of GenSub, which was organized to engage in the generation business and own and operate all or a part of NYSEG's coal-fired generation assets consisting of its Kintigh, Homer City, Milliken, Goudey, Greenidge, Hickling and Jennison generating stations and certain associated assets and liabilities ("Generation Assets"). As a result of the proposed transactions described in this application, GenSub will become an "electric utility company" under the 1935 Act. HoldCo, which will own all of the outstanding common stock of both NYSEG and GenSub after the Effective Time, will require Commission approval under Section 9(a)(2) of the 1935 Act. In addition, HoldCo is seeking a Commission order declaring it exempt from all provisions of the Act except Section 9(a)(2). Under the terms of the Plan of Exchange, all of the outstanding shares of common stock of HoldCo ("HoldCo Common Stock"), which will then be owned by NYSEG, will be canceled and all of the outstanding shares of NYSEG Common

_______________
{3} NYSEG may temporarily become a statutory "holding company" under the 1935 Act if certain of NYSEG's coal-fired generation assets are transferred to GenSub, which is currently a subsidiary of NYSEG, prior to the Effective Time. Upon such transfer, NYSEG will claim exemption from the 1935 Act pursuant to Section 3(a)(1) or 3(a)(2) of the 1935 Act. The issue will be mooted when, at the Effective Time, GenSub becomes a direct subsidiary of HoldCo.

Stock will be exchanged on a share-for-share basis for HoldCo Common Stock ("Share Exchange"), subject to the rights of the Stockholders to exercise their appraisal rights. Upon consummation of the Share Exchange, each person who owned NYSEG Common Stock immediately prior to the Share Exchange (other than Stockholders who properly exercise their appraisal rights) will own a corresponding number of shares and percentage of the outstanding HoldCo Common Stock, and HoldCo will own all of the outstanding shares of NYSEG Common Stock. It will not be necessary for Stockholders to turn in their certificates for stock certificates of HoldCo. Such certificates of NYSEG will automatically represent HoldCo Common Stock.

     As an additional aspect of the proposed holding company restructuring, NYSEG intends to commence transferring the Generation Assets to GenSub as soon as practicable after obtaining the mortgage trustee's release and any necessary regulatory approvals, as more fully described hereafter. NYSEG will retain its hydroelectric and nuclear generation assets. In addition, immediately after the Effective Time, NYSEG intends to transfer to HoldCo all of the common stock of GenSub and Enterprises. NYSEG also intends to transfer to GenSub all of the common stock of SRC. The reorganization pursuant to the Plan of Exchange, the transfer of the Generation Assets to GenSub, the transfer of GenSub and Enterprises common stock to HoldCo and the transfer of SRC common stock to GenSub are referred to herein as the "Reorganization."

     Shares of NYSEG's Serial Preferred Stock (Cumulative, $100 Par Value), of which seven series are currently issued and outstanding, and NYSEG's Serial Preferred Stock (Cumulative, $25 Par Value), of which two series are currently issued and outstanding (collectively, the "NYSEG Preferred Stock"), will remain securities of NYSEG after the Share Exchange. There are currently no issued and outstanding shares of NYSEG's Preference Stock (Cumulative, $100 Par Value). The shares of NYSEG Preferred Stock issued and outstanding immediately prior to the Share Exchange will not be converted or otherwise affected by the Share Exchange and will continue as equity securities of NYSEG with the same preferences, designations, relative rights, privileges and powers, and subject to the same restrictions, limitations and qualifications, as were applicable to such securities prior to the Share Exchange.

     The Share Exchange will not result in any change in the outstanding indebtedness of NYSEG which will continue to be obligations of NYSEG after the Share Exchange. NYSEG's first mortgage bonds will continue to be secured by a first mortgage lien on all of the properties of NYSEG that are currently subject to such lien, other than the Generation Assets transferred and released from the lien of NYSEG's first mortgage bond indenture. Such indebtedness will be neither assumed nor guaranteed by HoldCo in connection with the Share Exchange. The decision to have the NYSEG Preferred Stock and such indebtedness of NYSEG continue as securities and obligations of NYSEG is based upon a desire not to alter, or potentially alter, the nature of the investment represented by such securities and obligations, namely a direct investment in a regulated utility.

     As to holders of NYSEG Preferred Stock and NYSEG indebtedness, the benefits of continuing as investors in NYSEG's regulated utility business outweigh any loss of access to the return on the Generation Assets, Enterprises and SRC. In that regard, investors in priority position securities, such as the holders of NYSEG Preferred Stock and NYSEG's first mortgage bonds, benefit to the extent that such securities and obligations have been issued by the corporate entity that holds directly and/or has unrestricted access to the assets which generate a substantial portion of the net earnings of the enterprise.

     The corporate structure immediately after the Reorganization is shown in Appendix A attached to this application.

     Prior to the Share Exchange, HoldCo will apply to have its common stock listed on the New York Stock Exchange, Inc. ("NYSE"). It is anticipated that HoldCo Common Stock will be listed and traded on such stock exchange upon consummation of the Share Exchange, whereupon HoldCo will be required to file reports with the Commission pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended ("1934 Act"). The NYSEG Common Stock will cease to be listed on the NYSE following the Share Exchange.

     The consummation of the Reorganization, including the Plan of Exchange, is subject to various conditions. These conditions include the approval of the Commission under Section 9(a)(2) of the 1935 Act and the granting by the Commission of an exemption under Section 3(a)(1) of the 1935 Act as requested in this application, and the approval of the PSC, the FERC, and the NRC. The Plan of Exchange is subject to approval by the affirmative vote of two-thirds of the votes of the outstanding shares of NYSEG Common Stock at a Special Meeting of Stockholders currently expected to be held on or about January 15, 1998. Since the requisite order of the Commission is being obtained by this application, the vote of the holders of NYSEG Preferred Stock is not required in connection with the Plan of Exchange.

     HoldCo will file with the Commission a Registration Statement on Form S-4 ("Registration Statement") under the Securities Act of 1933, as amended. The Prospectus and Proxy Statement contained in the Registration Statement, a copy of which will be filed by amendment as Exhibit C-1, will be filed for the purpose of (i) registering the shares of HoldCo Common Stock to be issued in exchange for the NYSEG Common Stock pursuant to the Share Exchange as well as HoldCo Common Stock that will be issued in lieu of NYSEG Common Stock under certain NYSEG Common Stock plans and (ii) complying with the requirements of the 1934 Act in connection with the solicitation of proxies of the Stockholders.

D.  Purpose and Anticipated Effects of the Reorganization

    1.  Purpose

     As indicated above, the Reorganization is an integral part of NYSEGPlan, which was developed and submitted at the direction of the PSC. NYSEGPlan is intended to further the PSC's stated goals in restructuring the utility industry in New York State into a competitive energy marketplace. The principal purpose of the Reorganization is to establish, in furtherance of the PSC's directive, a more appropriate corporate structure to operate more efficiently in the evolving energy marketplace and to explore and take advantage of potential business opportunities outside NYSEG's present markets while protecting ratepayers and minimizing concerns about vertical market power in generation.

     The holding company structure provides flexibility to respond in a timely manner to new opportunities, while assuring appropriate protection for regulated business stakeholders, including both customers and securityholders. The holding company structure separates the operations of regulated and unregulated businesses. As a result, it provides a better structure for regulators to assure that there is no cross-subsidization of costs or transfer of business risk from unregulated to regulated lines of business. Moreover, the use of a holding company structure provides legal protection against the imposition of liability on regulated utilities for the results of unregulated business activities.

     There are other benefits of a holding company structure.
The holding company structure will enable HoldCo to pursue unregulated business opportunities in a timely manner. The new corporate structure also will permit the use of financing techniques that are more directly suited to the particular requirements, characteristics and risks of unregulated operations without affecting the capital structure or creditworthiness of NYSEG, and will increase financial flexibility by allowing the design and implementation of capitalization ratios appropriate for the capital and business requirements of each subsidiary. This flexibility would, in turn, more easily permit the establishment of a broad base of income generation from related unregulated business activities that should enhance the overall strength of the enterprise. A holding company structure also is desirable because it is easier for investors to analyze and value individual lines of business. In short, the holding company structure is a highly desirable form of conducting regulated and unregulated businesses within the same corporate group.

     In order to promote a more fully competitive generation marketplace, facilitate an auction sale free and clear of NYSEG's mortgage indenture, and establish a regulatory asset to recover any potential above market costs, NYSEG contemplates that the Generation Assets will be transferred to GenSub as soon as practicable after obtaining the mortgage trustee's release and any necessary regulatory approvals. Subsequent to the transfer, NYSEG will conduct an auction sale of the Generation Assets in accordance with the terms of the Restructuring Agreement. GenSub can participate in the auction as a bidder, but it will not have any special rights or privileges. NYSEG will provide at the same time (with appropriate confidentiality protections) all potential bidders with the same plant and operating information as NYSEG makes available to GenSub. The auction will be completed and the transactions resulting therefrom will close no later than August 1, 1999.

     After the auction, it is possible that GenSub may continue to own some or all of the Generation Assets. GenSub may also purchase other generation assets from third parties and enter into power purchase agreements as part of its power marketing and trading function. Upon the transfer of the Generation Assets to GenSub, a regulatory asset of NYSEG will be created for the difference between the book value of the Generation Assets and the fair value determined in accordance with NYSEG's first mortgage indenture for purposes of obtaining the release of the Generation Assets from the lien of the mortgage. Upon a subsequent sale of the Generation Assets pursuant to the auction process, such regulatory asset will be adjusted to reflect auction proceeds net of tax and transaction costs.{4} If no bids are received for a plant above the minimum bid requirement of the auction, an appraisal process will be used and completed no later than August 1, 1999, or as soon as practicable thereafter for purposes of adjusting the regulatory asset.

     The Reorganization represents the optimal structure for NYSEG to begin operating in a competitive environment while minimizing concerns about vertical market power in generation. Transfer of the Generation Assets and the auction is expected to provide greater competition in the generation market and is an integral part of the process of stranded cost mitigation.

     2.  Anticipated Effects

     The consummation of the Reorganization, including the Plan of Exchange, will have no significant effect on the Stockholders since their interest and investment in the business of NYSEG will be changed only in form and not in substance. All the business and operations conducted by NYSEG and its subsidiaries immediately before the Effective Time will continue to be conducted by HoldCo and its subsidiaries immediately after the Effective Time, and the consolidated assets and liabilities of NYSEG and its subsidiaries immediately before the Effective Time will be the same as the consolidated assets and liabilities of

_______________
{4} Pursuant to the Restructuring Agreement, NYSEG will be allowed to recover from customers any short-fall between the book value of the Generation Assets and the net auction proceeds.
This will allow NYSEG to record a regulatory asset in the amount of any such difference in accordance with FAS 71.

HoldCo and its subsidiaries immediately after the Effective Time.
It is currently anticipated that HoldCo will not be an operating company at the parent company level.

     The Reorganization will have no adverse effect upon the electric and natural gas utility operations of NYSEG. The Reorganization will cause no substantive change in ownership or management of NYSEG's current utility business. The Reorganization will not result in the transfer of any utility assets currently owned by NYSEG to any entity outside of the proposed holding company structure nor will the Reorganization result in the acquisition of any utility assets not already owned by NYSEG. Moreover, NYSEG's electricity purchase, transmission and distribution and natural gas purchase, transportation and distribution businesses are expected to constitute the predominant part of HoldCo's earning power for the foreseeable future. The structural separation of regulated and unregulated activities provides the necessary protection for NYSEG's ratepayers. The expected approval of the PSC to the Reorganization should suffice to alleviate any concern the Commission might otherwise have in this regard. Furthermore, the Restructuring Agreement will contain numerous safeguards to prevent NYSEG's customers from being harmed by the non-regulated activities of HoldCo and its subsidiaries.

     NYSEG could continue to pursue unregulated business opportunities through Enterprises and other unregulated subsidiaries of NYSEG. It is, however, more desirable in the long run to conduct these unregulated activities through a holding company structure. The holding company structure is a well-established form of organization for companies conducting multiple lines of business. It is a common form of organization for unregulated companies and for those regulated companies, such as telephone utilities and water utilities, which are not subject to the 1935 Act. In addition, it is utilized by many electric and gas companies which are involved in unregulated activities. NYSEG wishes to take advantage of opportunities in unregulated businesses, and desires to do so by utilizing the most efficient and effective corporate structure.

     For the reasons stated above, NYSEG believes that the Reorganization will have no adverse effect on NYSEG, NYSEG customers, the Stockholders, or the holders of NYSEG Preferred
Stock or NYSEG's debt securities.

E.   Additional Information

     No associate company or affiliate of HoldCo or NYSEG, or any affiliate of any associate company of HoldCo or NYSEG, has any direct or indirect material interest in the proposed transactions except as stated herein.

     For further information, reference is made to the financial statements and other information in Exhibits G-1 through G-3 hereto.

Item 2.   Fees, Commissions and Expenses.

     The estimated fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the Reorganization, by the applicant or any associate company of the applicant, will be set forth in Exhibit
I-1 hereto, to be filed by amendment.


Item 3.   Applicable Statutory Provisions.

     Sections 3(a)(1), 9(a)(2) and 10 of the 1935 Act are applicable to the Reorganization. Section 9(a)(2) of the 1935 Act requires Commission approval before any person may become an affiliate within the meaning of Section 2(a)(11)(A) of more than one "public utility company." Neither HoldCo nor NYSEG currently owns, controls or holds with power to vote five percent or more of the voting securities of a public utility company. However, consummation of the Reorganization will result in HoldCo's owning all of the outstanding voting securities of more than one "public utility company," that is, NYSEG and GenSub. Thus, the Reorganization will require Commission approval under Sections 9(a)(2) and 10. In addition, upon consummation of the Reorganization, HoldCo will be a holding company within the meaning of Section 2(a)(7) of the Act and required to register unless it can qualify for an exemption. Accordingly, HoldCo requests an order under Section 3(a)(1), exempting it from all provisions of the Act except Section 9(a)(2).

     The Reorganization is no more than an internal reorganization of existing properties, at the direction of the PSC. The Commission has previously approved numerous matters involving the formation of a holding company over existing utility properties. See, e.g., Atlanta Gas Light Co., Holding Co. Act Release No. 26482 (March 5, 1996); SIGCORP, Holding Co. Act Release No. 26431 (Dec. 14, 1995); Providence Energy Corporation, Holding Co. Act Release No. 26420 (Nov. 30, 1995); PP&L Resources, Inc., Holding Co. Act Release No. 26248 (March 10, 1995); WPS Resources Corporation, Holding Co. Act Release No. 26101 (Aug. 10, 1994); Unicom Corporation, Holding Co. Act Release No. 26090 (July 22, 1994); Illinova Corporation, Holding Co. Act Release No. 26054 (May 18, 1994); KU Energy Corporation, Holding Co. Act Release No. 25409 (Nov. 13, 1991). Further, the Commission has also approved the corporate "unbundling" of utility operations where appropriate to protect the interests of utility consumers. See, Entergy Corporation, Holding Co. Act Release No. 25136 (August 27, 1990), aff'd in part and remanded in part sub nom. City of New Orleans v. SEC, 969 F.2d 1163 (D.C.Cir. 1992), on remand, Entergy Corporation, Holding Co. Act Release No. 26410 (November 17, 1995).

     The Reorganization is an internal corporate restructuring of the type contemplated in the 1995 Report of the Division of Investment Management ("Division") on The Regulation of Public Utility Holding Companies ("1995 Report"). The 1995 Report expressly recommended that the Commission "consider ways to exempt from sections 9(a) and 10 transactions that involve only reorganization of existing utility assets." 1995 Report at 76. The basis for this recommendation was a concern that the Commission not unduly impede the work of other energy regulators. In this regard, the Commission has recognized that the states are most directly responsible for the protection of utility consumers. As explained above, the Reorganization reflects years of careful negotiation in a multi-party collaborative process, fostered by the PSC itself. Although the Restructuring Agreement is subject to approval by the PSC, NYSEG does not expect material modifications to be made to the Restructuring Agreement by the PSC Order approving the Restructuring Agreement. In addition, the Reorganization is subject to regulatory review by the FERC and the NRC. Although the Commission has not yet adopted a rule exempting internal reorganizations, we believe that the policy considerations that gave rise to the Division's recommendation in the 1995 Report should apply to the Commission's decision in this matter.

     For the reasons explained below, the Commission should grant approval of the Reorganization pursuant to Section 9(a)(2) of the 1935 Act based upon the transaction's compliance with the applicable standards of Section 10. In addition, for the reasons described below, the Commission should by order grant HoldCo an exemption pursuant to Section 3(a)(1) from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof).


A.  Approval of the Reorganization under Section 9(a)(2)

     The standards for approval are contained in Sections 10(b), 10(c) and 10(f) of the Act. For the reasons explained below, the Reorganization should be found to meet these standards.

     1.   Section 10(b)

     Section 10(b) of the 1935 Act requires the Commission to approve the Reorganization pursuant to Section 9(a)(2) unless the Commission finds that:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

HoldCo respectfully submits that no adverse finding should be made under any of these paragraphs.

          a.   Detrimental "Interlocking Relations" or
               "Concentration of Control"

     The Reorganization merely involves an internal corporate reorganization which will result in the formation of GenSub to engage in the generation business and to own and operate all or a part of the Generation Assets, and the imposition of HoldCo, a holding company within the meaning of the Act, over NYSEG and GenSub. No other "public utility company" will be involved in the Reorganization. All the business and operations conducted by NYSEG and its subsidiaries immediately before the Effective Time will continue to be conducted by HoldCo and its subsidiaries immediately after the Effective Time, and the consolidated assets and liabilities of NYSEG and its subsidiaries immediately before the Effective Time will be the same as the consolidated assets and liabilities of HoldCo and its subsidiaries immediately after the Effective Time. The Reorganization will not involve the acquisition of any utility assets not already owned directly or indirectly by NYSEG and consequently, the Reorganization should not be deemed to "tend towards interlocking relations... of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers" within the meaning of Section 10(b)(1).

     For the same reasons, the Reorganization should not, within the meaning of Section 10(b)(1), be deemed to tend toward any "concentration of control of public utility companies" that might be detrimental to the public interest, consumers, or investors. The Reorganization will not involve the acquisition of any utility assets not already owned directly or indirectly by NYSEG and "will therefore have no effect on the concentration of control of public utility companies." Wisconsin Energy Corp., Holding Co. Act Release No. 24267, 37 SEC Docket 296, 300 (1986). In addition, the competitive impact of the Reorganization will be fully considered by the FERC. A detailed explanation of the reasons why the Reorganization will not adversely affect competition is set forth in the FERC application filed as Exhibit D-5 hereto. The Commission may appropriately look to the FERC in such matters. See, City of Holyoke v. SEC, 972 F.2d 358, 363-64, quoting Wisconsin's Environmental Decade v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989).

          b.   Fairness of Consideration and Fees

     Section 10(b)(2) of the 1935 Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and bears a fair relation to the investment in and earning capacity of the utility assets underlying the securities being acquired. As discussed above, the Share Exchange involves the conversion of each share of NYSEG Common Stock into a share of HoldCo Common Stock. Because the proportion of each Stockholder's ownership will be unchanged, the consideration is fair and reasonable. See, Wisconsin Energy Corp., 37 SEC Docket at 300.

     NYSEG contemplates that the Generation Assets will be transferred to GenSub as soon as practicable after obtaining the mortgage trustee's release and any necessary regulatory approvals. The consideration paid to NYSEG for the Generation Assets will be based on the fair value of the Generation Assets that will be determined in accordance with the mortgage indenture. Subsequent to the transfer, NYSEG will conduct an auction sale of the Generation Assets in accordance with the terms of the Restructuring Agreement. GenSub can participate in the auction as a bidder, but it will not have any special rights or privileges. NYSEG will provide at the same time (with appropriate confidentiality protections) all potential bidders with the same plant and operating information as NYSEG makes available to GenSub. The auction will be completed and the transactions resulting therefrom will close no later August 1, 1999.

     After the auction, it is possible that GenSub may continue to own some or all of the Generation Assets. GenSub may also purchase other generation assets from third parties and enter into power purchase agreements as part of its power marketing and trading function. Upon the transfer of the Generation Assets to GenSub, a regulatory asset of NYSEG will be created for the difference between the book value of the Generation Assets and the fair value determined in accordance with NYSEG's first mortgage indenture for purposes of obtaining the release of the Generation Assets from the lien of the mortgage. As discussed previously, upon a subsequent sale of the Generation Assets pursuant to the auction process, such regulatory asset will be adjusted to reflect auction proceeds net of tax and transaction costs. If no bids are received for a plant above the minimum bid requirement of the auction, an appraisal process will be used and completed no later than August 1, 1999, or as soon as practicable thereafter for purposes of adjusting the regulatory asset. The creation of a regulatory asset will facilitate the recovery of any above-market costs associated with the Generation Assets.

     As stated in Item 2 above, an estimate of the fees and expenses to be paid in connection with the Reorganization will be filed as Exhibit I-1 by amendment hereto. Such fees and expenses will be reasonable and customary for a transaction of this kind and will not be material when measured against NYSEG's consolidated book value or the earning capacity of its assets.

          c.   Complication of Capital Structure

     Section 10(b)(3) of the 1935 Act requires the Commission to determine if the transaction will unduly complicate the capital structure of the holding company, or will be detrimental to the public, investors or consumers. No such effect will result from the Reorganization.

     As stated above, NYSEG is currently not subject to the 1935 Act because it is not a "holding company" or a "subsidiary company" thereof as such terms are defined in the 1935 Act. In addition, the Reorganization will not involve the creation of any ownership interests other than those necessary to maintain the basic corporate relationships of the holding company system to be established. Pursuant to the Reorganization, HoldCo will acquire all of the NYSEG Common Stock. No minority common stock interest in NYSEG will remain and the existing debt (other than any first mortgage bonds that may be redeemed or paid at maturity prior to the Effective Time) and senior equity securities of NYSEG will be unaffected. Although NYSEG intends to commence transferring the Generation Assets to GenSub as soon as practicable after obtaining the mortgage trustee's release and any necessary regulatory approvals, all the business and operations conducted by NYSEG and its subsidiaries immediately before the Effective Time will continue to be conducted by HoldCo and its subsidiaries immediately after the Effective Time, and the consolidated assets and liabilities of NYSEG and its subsidiaries immediately before the Effective Time will be the same as the consolidated assets and liabilities of HoldCo and its subsidiaries immediately after the Effective Time. Moreover, control of the system will remain in the hands of the Stockholders, who will become the holders of HoldCo Common Stock. Consequently, as the Commission has found in similar circumstances, the Reorganization will not result in any complexity of capital structure contrary to Section 10(b)(3). See, e.g., CIPSCO, Inc., Holding Co. Act Release No. 25152 (Sept. 18, 1990); Wisconsin Energy Corp., Holding Co. Act Release No. 24267 (Dec. 18, 1986).

     The Reorganization will have no material effect on the rights of the Stockholders, with the exception that, after the Effective Time, the holders of HoldCo Common Stock will have certain rights which differ from the rights of the Stockholders.{5}



_______________
{5} The principal differences between the rights of the holders of HoldCo Common Stock and the rights of the Stockholders will be: (i) NYSEG's Certificate of Incorporation ("NYSEG Charter") contains certain restrictions which limit the declaration, payment and amount of dividends on NYSEG Common Stock and the Certificate of Incorporation of HoldCo in effect at the Effective Time ("HoldCo Charter") will contain no such restrictions on HoldCo Common Stock dividends; (ii) the by-laws of HoldCo in effect at the Effective Time ("HoldCo By-Laws") will permit stockholders to remove directors of HoldCo only for cause and only at a meeting of stockholders, while the NYSEG Charter and By-Laws permit Stockholders to remove directors of NYSEG with or without cause and at a meeting of Stockholders or by written consent; (iii) Stockholders may cumulate their votes in the election of directors, while holders of HoldCo Common Stock will not be able to cumulate their votes in the election of directors;
(iv) NYSEG's Charter and By-Laws provide for a minimum and maximum number of directors and the HoldCo Charter and By-Laws will contain no such provision; (v) HoldCo's Charter will provide for the adoption of a plan of merger or consolidation by affirmative vote of stockholders entitled to cast a majority of the votes; in the absence of such provision a two-thirds vote would be required; (vi) the HoldCo By-Laws unlike those of NYSEG, will not permit stockholders to increase or decrease the number of directors; (vii) HoldCo will be authorized to issue significantly more shares of common stock than NYSEG; (viii) HoldCo's Charter will require supermajority approval for amendments to certain specified provisions of the HoldCo Charter and HoldCo By-Laws; and (ix) the Board of Directors of HoldCo will have, to the extent permitted by the BCL, full authority to determine the terms of any series of HoldCo Preferred Stock.
With the exception of these differences, the rights of the holders of HoldCo Common Stock will not be materially different from the rights of the Stockholders. Certain of the provisions of the HoldCo Charter and the HoldCo By-Laws described above may be deemed to have anti-takeover effects. Such provisions may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire the business of HoldCo and may discourage a potentially interested purchaser from attempting a unilateral takeover bid for HoldCo on terms which some stockholders might favor. It was determined to include provisions in the HoldCo Charter and HoldCo By-Laws that might have such anti-takeover effects in order to ensure that any proposed acquisition or change in control of HoldCo is accomplished on a negotiated basis with the Board of Directors of HoldCo in the best interests of HoldCo's stockholders.
     2.   Section 10(c)

     The relevant provisions of Section 10(c) of the 1935 Act state that the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of Section 11; or

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

HoldCo respectfully submits that the requirements of Section
10(c) are satisfied.

     Neither Section 8 nor Section 11, by their terms, apply to nonregistered entities. Thus, the Commission's analysis should focus on the standards of Section 10(c)(2), particularly the requirement that an acquisition tend towards the economical and the efficient development of an integrated public utility system.

          (a)  Economies and Efficiencies

     In the context of the formation of a new holding company over an existing public utility, the Commission has held that the structural change must result in significant benefits to the holding company system. CIPSCO Inc., Holding Co. Act Release No. 25152.

     As discussed above in Item 1, the holding company structure resulting from the Reorganization will yield significant benefits. Among other things, the holding company structure will: (i) further the competitive goals of the PSC in the Competitive Opportunities Proceeding; (ii) facilitate the enterprise's participation in unregulated businesses; (iii) better insulate NYSEG's utility ratepayers from the risks and costs associated with business activities of unregulated subsidiaries; (iv) enhance managerial accountability for separate business activities; and (v) permit the use of financing techniques that are more directly suited to the particular requirements, characteristics and risks of unregulated and non-utility operations without affecting the capital structure or creditworthiness of NYSEG.

     In addition, a number of economies and efficiencies would result from the use of a holding company structure. As the Commission has found in analogous cases, a holding company structure permits adjustments of a utility's capital ratios to appropriate levels through dividends to, or equity investments from, the holding company. See, e.g., WPL Holdings, Inc., Holding Co. Act Release No. 25377 (1991). This ability to adjust the components of the utility's capital structure would also increase general financial flexibility, allowing NYSEG to take advantage of more attractive financing opportunities that might not otherwise be available. See, CIPSCO Inc., supra.

     The flexibility associated with a balanced capital structure permits the issuance of various types of securities under any conditions and thus increases the potential for cost reduction. As the Commission has noted in similar circumstances "(l)ower-cost financing can enhance efficient utility operations and benefit ratepayers and senior security holders." KU Energy Corp., Holding Co. Act Release No. 25409 (Nov. 13, 1991).

     The Reorganization should also help to broaden the holding company system's financial base and its investment appeal by reducing the system's dependence on its utility operations. This diversity should also increase financing alternatives and efficiencies, since financing may be tailored to the specific needs and circumstances of the individual utility and non-utility businesses.

      The holding company structure would also tend to insulate NYSEG's customers and security holders from the risks of unregulated businesses by allowing the enterprise to pursue such businesses through newly created subsidiaries of HoldCo. This reduced risk exposure should enable NYSEG to raise new preferred and debt capital at a lower cost than might be possible if unregulated businesses were direct subsidiaries of NYSEG. As the Commission has stated in similar circumstances, "(t)he insulation of the utility businesses . . . from any risks of diversification and the resulting lower costs should tend toward more efficient and economical operation of the utility businesses . . ." CIPSCO, Inc., supra.

     The Commission has noted in analogous cases that these kinds of financial and organizational advantages satisfy Section 10(c)(2). See, WPL Holdings, Inc., supra. Moreover, a Commission finding of "efficiencies and economies" may be based "on the potential for economies presented by the acquisition even where these are not precisely quantifiable." American Electric Power Co., 46 SEC 1299, 1322 (1978). Accord, Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) ("specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable"). In this case, HoldCo believes that the Reorganization will provide significant financial and organizational advantages and the resulting substantial potential economies and efficiencies should be found to meet the standard of Section 10(c)(2).

          (b)  Integrated Public Utility System

     The Commission has held that the economical and efficient development of an existing integrated system satisfies the requirements of Section 10(c)(2) of the 1935 Act. See, WPL Holdings, Inc., supra. The electric utility system and the gas utility system of NYSEG currently constitute an integrated electric utility system and an integrated gas utility system "integrated" within the meaning of Section 2(a)(29)(A) and (B) of the 1935 Act, respectively, and would remain so after the Reorganization. NYSEG is engaged principally in the business of generating, purchasing, transmitting and distributing electricity, and purchasing, transporting and distributing natural gas to the public in the central, eastern and western parts of New York State. NYSEG provides electricity to approximately 808,000 customers and provides natural gas to approximately 238,000 customers. NYSEG's service territory is not expected to change as a result of the proposed corporate reorganization. Consequently, the standards of Section 10(c)(2) are satisfied.

     3.   Section 10(f)

     Section 10(f) provides that:

     The Commission shall not approve any acquisition ... under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

     As indicated in Item 1, Part B, the Reorganization complies with the mandate of the PSC in the Competitive Opportunities Proceeding. The Statement of Principles and the Restructuring Agreement contemplate, among other things, the Plan of Exchange and the proposed transactions described herein. Finally, the Reorganization will be consummated in compliance with all other applicable New York laws.


B.  The Exemption under Section 3(a)(1)

     HoldCo does not intend to register as a holding company under the 1935 Act. As demonstrated below, HoldCo respectfully submits that it should be granted, by Commission order, an exemption under Section 3(a)(1) of the 1935 Act. Section 3(a)(1) of the 1935 Act makes available an exemption from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof) to a "holding company" if:

          such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

HoldCo will satisfy such requirements. HoldCo, NYSEG and GenSub all are organized and carry on, or in the case of HoldCo and GenSub will carry on, their business substantially in New York State, and neither NYSEG, HoldCo nor GenSub will derive any material part of its income from a utility company that carries on its business and/or is organized outside of New York State.

     Section 3(a) of the 1935 Act provides that, if an applicant satisfies the objective requirements for an exemption, the applicant shall be granted the exemption, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers." In assessing whether a proposed exemption is "detrimental," the Commission has focused upon the presence of state regulation, establishing that federal intervention is unnecessary when state control is adequate. See, e.g., KU Energy Corp., supra; CIPSCO Inc., supra.{6}

     The Commission should find that sufficient safeguards exist under state law to ensure that no potential adverse consequences would occur as a result of the Reorganization. As discussed above, the Reorganization complies with the mandate of the PSC in the Competitive Opportunities Proceeding and has been submitted for approval to the PSC, which will review the Reorganization pursuant to its jurisdiction under New York law. The Commission has relied in the past upon the public policy decisions of state public utility commissions when granting approval of restructuring transactions. See, e.g., KU Energy Corp., supra; CIPSCO Inc., supra. In addition, as discussed above, NYSEG will continue to be regulated under the utility laws of the State of New York and it is expected GenSub will be subject to light regulation by the PSC. Both NYSEG and GenSub will be subject to FERC jurisdiction.



_______________
{6} Furthermore, the Commission Staff has stated its support for greater flexibility in the administration of existing exemptions in consultation and cooperation with state regulators. See, Division of Investment Management, The Regulation of Public Utility Holding Companies, supra, at 119-20.

Item 4.  Regulatory Approval.

     The Reorganization will require the approval of the PSC. A copy of the PSC Petition is filed as Exhibit D-1 hereto, and a copy of the PSC's Order pursuant thereto will be filed as Exhibit
D-4 by amendment hereto.

     Under the Federal Power Act, the FERC has held that the transfer of common stock of a public utility company, such as NYSEG, from its existing stockholders to a holding company in a transaction such as the Share Exchange constitutes a transfer of the "ownership and control" of the facilities of such utility which is subject to FERC jurisdiction under the Federal Power Act, and is thus a "disposition of facilities" subject to FERC review and approval under Section 203 of the Federal Power Act. NYSEG has applied for such approval and for approval of the transfer of certain of the Generation Assets. A copy of the FERC application under Section 203 of the Federal Power Act is filed as Exhibit D-5 hereto, and a copy of the FERC Order pursuant thereto will be filed as Exhibit D-6 by amendment hereto.

     In addition, Section 184 of the Atomic Energy Act requires NRC consent for the transfer of control of NRC licenses. The NRC staff has in the past asserted that this provision applies to the creation of a holding company over an NRC-licensed utility company in a transaction such as the Share Exchange. NYSEG owns an 18% interest in the Nine Mile Point nuclear generating unit No. 2 and holds an NRC owner's license. NYSEG has applied for NRC approval under Section 184 of the Atomic Energy Act for the transfer of control of such license resulting from the Share Exchange. A copy of the NRC application under the Atomic Energy Act is filed as Exhibit D-7 hereto, and a copy of the NRC Order pursuant thereto will be filed as Exhibit D-8 by amendment hereto.

     No other state or federal commission has jurisdiction over the Reorganization.


Item 5.   Procedure.

     The Reorganization is anticipated to be implemented as soon as practicable after the Special Meeting of Stockholders currently expected to be held on or about January 15, 1998. To facilitate this schedule, HoldCo respectfully requests the Commission to issue and publish promptly the requisite notice under Rule 23 with respect to the filing of this application to provide for the filing of comments in a time frame that permits the Commission to enter an order granting and permitting this application to become effective by December 15, 1997. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H-1.

     HoldCo does not believe that there should be a recommended decision by a hearing officer or any other responsible officer of the Commission or that there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. HoldCo requests that the Commission's order become effective immediately upon the entry thereof. HoldCo consents to the Division of Investment Management assisting in the preparation of the Commission's decision or order in this matter, unless such Division opposes this application.

Item 6.   Exhibits and Financial Statements.

NO.     DESCRIPTION                          METHOD OF FILING

A-1     Draft restated Certificate of        To be filed by
        Incorporation of HoldCo to be in     amendment.
        effect at the Effective Time.

A-2     Draft By-Laws of HoldCo to be in     To be filed by
        effect at the Effective Time.        amendment.

A-3     Restated Certificate of              Incorporated herein
        Incorporation of NYSEG pursuant to   by reference to
        Section 807 of the Business          Exhibit 4-11 filed
        Corporation Law filed in the         in Registration No.
        Office of the Secretary of State     33-50719.
        of the State of New York on
        October 25, 1988.

A-4     Certificate of Amendment of the      Incorporated herein
        Certificate of Incorporation filed   by reference to
        in the Office of the Secretary of    Exhibit 4-12 filed
        State of the State of New York on    in Registration No.
        October 17, 1989.                    33-50719.

A-5     Certificate of Amendment of the      Incorporated herein
        Certificate of Incorporation filed   by reference to
        in the Office of the Secretary of    Exhibit 4-13 filed
        State of the State of New York on    in Registration No.
        May 22, 1990.                        33-50719.

A-6     Certificate of Amendment of the      Incorporated herein
        Certificate of Incorporation filed   by reference to
        in the Office of the Secretary of    Exhibit 4-14 filed
        State of the State of New York on    in Registration No.
        October 31, 1990.                    33-50719.

A-7     Certificate of Amendment of the      Incorporated herein
        Certificate of Incorporation filed   by reference to
        in the Office of the Secretary of    Exhibit 4-15 filed
        State of the State of New York on    in Registration No.
        February 6, 1991.                    33-50719.

A-8     Certificate of Amendment of the      Incorporated herein
        Certificate of Incorporation filed   by reference to
        in the Office of the Secretary of    Exhibit 4-16 filed
        State of the State of New York on    in Registration No.
        October 15, 1991.                    33-50719.

A-9     Certificate of Amendment of the      Incorporated herein
        Certificate of Incorporation filed   by reference to
        in the Office of the Secretary of    Exhibit 4-17 filed
        State of the State of New York on    in Registration No.
        May 28, 1992.                        33-50719.

A-10    Certificate of Amendment of the      Incorporated herein
        Certificate of Incorporation filed   by reference to
        in the Office of the Secretary of    Exhibit 4-18 filed
        State of the State of New York on    in Registration No.
        October 20, 1992.                    33-50719.

A-11    Certificate of Amendment of the      Incorporated herein
        Certificate of Incorporation filed   by reference to
        in the Office of the Secretary of    Exhibit 4-19 filed
        State of the State of New York on    in Registration No.
        October 14, 1993.                    33-50719.

A-12    Certificate of Amendment of the      Incorporated herein
        Certificate of Incorporation filed   by reference to
        in the Office of the Secretary of    Exhibit 3-11 to
        State of the State of New York on    NYSEG's Form 10-K
        December 10, 1993.                   for the year ended
                                             December 31, 1993 -
                                             File No. 1-3103-2.

A-13    Certificate of Amendment of the      Incorporated herein
        Certificate of Incorporation filed   by reference to
        in the Office of the Secretary of    Exhibit 3-12 to
        State of the State of New York on    NYSEG's Form 10-K
        December 20, 1993.                   for the year ended
                                             December 31, 1993 -
                                             File No. 1-3103-2.

A-14    Certificate of Amendment of the      Incorporated herein
        Certificate of Incorporation filed   by reference to
        in the Office of the Secretary of    Exhibit 3-13 to
        State of the State of New York on    NYSEG's Form 10-K
        December 20, 1993.                   for the year ended
                                             December 31, 1993 -
                                             File No. 1-3103-2.

        A-15    Certificate of Merger of Columbia    Incorporated herein
        Gas of New York, Inc. into NYSEG     by reference to
        filed in the Office of the           Exhibit 4-20 filed
        Secretary of State of the State of   in Registration No.
        New York on April 8, 1991.           33-50719.

A-16    By-Laws of NYSEG.                    Incorporated herein
                                             by reference to
                                             Exhibit 3-15 to
                                             NYSEG's Form 10-K
                                             for the year ended
                                             December 31, 1996 -
                                             File No. 1-3103-2.

B-1     Draft Plan of Exchange.              Filed herewith.

C-1     Registration Statement of HoldCo     To be filed by
        on Form S-4 relating to the shares   amendment.
        of Holdco Common Stock to be
        issued in connection with the
        Share Exchange.

D-1     PSC Petition dated December 19,      Filed herewith.
        1996.

D-2     Joint Statement of Principles.       Filed herewith.

D-3     Restructuring Agreement.             To be filed by
                                             amendment.

D-4     Order of the PSC.                    To be filed by
                                             amendment.

D-5     Application for FERC authorization   Filed herewith.
        under Section 203 of the Federal
        Power Act.

D-6     Order of the FERC.                   To be filed by
                                             amendment.

D-7     Request for NRC Consent under        Filed herewith.
        Section 184 of the Atomic Energy
        Act and 10 C.F.R. SS 50.80.

D-8     Order of the NRC.                    To be filed by
                                             amendment.

E-1     Map showing service territory of     Filed herewith.
        NYSEG.

F-1     Preliminary opinion of counsel.      To be filed by
                                             amendment.

F-2     "Past-tense" opinion of counsel.     To be filed by
                                             amendment.

G-1     Consolidated Balance Sheet of        Incorporated by
        NYSEG as of June 30, 1997 and        reference to NYSEG's
        Consolidated Statements of Income,   Quarterly Report on
        Shareowners' Common Equity and       Form 10-Q for the
        Cash Flows as of June 30, 1997.      quarter ended June
                                             30, 1997 - File No.
                                             1-3103-2.


G-2     Pro forma Consolidated Balance       Filed herewith.
        Sheets, Statements of Income and
        Retained Earnings giving effect
        to the Reorganization.

G-3     Financial Data Schedule.             Filed herewith and
                                             titled "Exhibit 27".

H-1     Form of Notice.                      Filed herewith.

I-1     Fees, Commissions and Expenses.      To be filed by
                                             amendment.

Item 7.  Information as to Environmental Effects.

     HoldCo does not believe that the Reorganization would involve a "Major federal action" nor would it "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. The only federal actions related to the Reorganization pertain to the Commission's declaration of the effectiveness of the Registration Statement, the Commission's approval of this application and granting of the exemption requested herein, the FERC's authorization pursuant to Section 203 of the Federal Power Act, and the NRC's consent under Section 184 of the Atomic Energy Act. The Reorganization would not result in changes in the operations of NYSEG that would have any impact on the environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the Reorganization.



                                 SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        NGE Resources, Inc.



Date:  September 26, 1997          By:  Sherwood J. Rafferty
                                        Sherwood J. Rafferty
                                        Vice President, Chief
                                        Financial Officer and
                                        Chief Accounting Officer

                                APPENDIX A



                        Current Corporate Structure





                                   NYSEG
                                |
                                |
                                |
                   - - - - - - - - - - - - - -
                   |                         |
                   |                         |
                Somerset                     |
                Railroad                Enterprises
              Corporation                    |
                                             |
                                    - - - - - - - - -
                                    |                |
                                    |                |
                                 XENERGY           Other
                                                  Subs of
                                                Enterprises

                       Proposed Corporate Structure





                                  HoldCo
                                     |
                                     |
        _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
       |                     |                       |
       |                     |                       |
     NYSEG                GenSub                     |
Electric Delivery   Electric Generation         Enterprises
  Natural Gas               |                        |
                            |                        |
                            |            - - - - - - - - -
                            |            |               |
                        Somerset         |             Other
                        Railroad     XENERGY          Subs of
                       Corporation                   Enterprises